SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                           No  ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

An Extraordinary General Meeting of Shareholders of Wix.com Ltd. (the “Company”), will be held on Monday, October 27, 2014 at 3:30 p.m. (Israel time), at the principal executive offices of the Company at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel. In connection with the afore-mentioned Extraordinary General Meeting of Shareholders, the Company hereby furnishes the following documents:

1.
Notice with respect to the Company’s Extraordinary General Meeting of Shareholders describing the proposals to be voted upon at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIX.COM LTD

Date: September 22, 2014	By:	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP & Legal Counsel

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit
99.1	Notice with respect to the Company’s Extraordinary General Meeting of Shareholders